

July 29, 2014

Via Email
Jeffrey P. Bezos
Principal Executive Officer
Amazon.com Inc.
410 Terry Avenue North
Seattle, WA 98109-5210

Re: Amazon.com Inc.
Form 10-K for the Fiscal Year Ended December 31, 2013
Filed January 31, 2014
File No. 000-22513

Dear Mr. Bezos:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Business, page 3

1. Please disclose the estimated amount you spent during the last three fiscal years on research and development activities. Please show us your proposed revised disclosure. Please refer to Item 101(c)(1)(xi) of Regulation S-K.

Enterprises, page 3

2. We note your disclosure that you "provide technology infrastructure services that enable any type of business" through Amazon Web Services and that you "manufacture and sell electronic devices." Please expand your disclosure to more specifically describe the products and services that you provide through Amazon Web Services and the electronic devices that you manufacture and sell. Please show us your proposed revised disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Overview, page 17

We expect spending in technology and content will increase over time, page 18

3. We note your disclosure here that you expect "to invest in several areas of technology and content such as web services, expansion of new and existing product categories and offerings, and initiatives to expand [your] ecosystem of digital products and services." In future filings, please expand on your disclosure to provide investors with a detailed quantitative and qualitative analysis of these specific areas of expansion, the amounts you are spending or expect to spend in capital expenditures and/or working capital to invest in such areas of technology, and how expansion in each such area will affect your liquidity, capital resources, and revenues. Please show us your proposed revised disclosure. Please refer to Item 303(a) of Regulation S-K.

Results of Operations, page 22

Net Sales, page 22

4. In your analysis of net sales on page 22, you often attribute your ability to increase unit sales to several different factors that led to reduced prices for your customers. For example, you disclose that your North American sales growth of 28%, 30%, and 43% in 2013, 2012, and 2011 was driven by increased unit sales in each year, and you attribute your ability to increase unit sales on several programs to reduce prices for your customers, including from your shipping offers, by sales in faster growing categories such as electronics and other general merchandise, by increased stock inventory availability, and by increased selection of product offerings. When you list multiple factors that contribute to changes in your net sales, in future filings please quantify, if possible, the impact of each material factor that you discuss to provide investors with better insight into the underlying reasons behind the changes in your results. Please show us your proposed revised disclosure. For additional information, please refer to Item 303(a)(3) of Regulation S-K.

5. Please include a detailed qualitative and quantitative discussion of the revenue that is associated with specific products and services within the general categories identified on page 25 (Media, Electronics and other merchandise, and Other) and the impact of such products on your net sales, including your Kindle products and services, your Amazon Prime content and related services, and the different products and services offered by AWS. Please refer to Item 303(a)(3) of Regulation S-K. Please include similar disclosure regarding the costs associated with such products and services under " – Results of Operations – Operating Expenses." Please show us your proposed revised disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Kennedy, Staff Attorney, at 202-551-3832, Lilyanna Peyser, Special Counsel, at 202-551-3222, or me at 202-551-3720 with any questions.

Sincerely,

/s/ Lilyanna L. Peyser for

Mara Ransom
Assistant Director